UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under Securities Exchange Act of 1934

(Amendment No.     )*

NEW FRONTIER HEALTH CORPORATION

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G6461G 106

(CUSIP Number)

Liu Yongying

Fosun Industrial Co., Limited

Level 54

Hopewell Centre

183 Queen's Road East

Hong Kong, China

(86)(21) 3398 7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6461G 106			13D

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Fosun Industrial Co., Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☑
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 9,400,000 (1)
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 9,400,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,400,000 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.2%
14	Type of Reporting Person CO

(1) Does not include shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. G6461G 106			13D

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Shanghai Fosun Pharmaceutical (Group) Co., Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☑
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 9,400,000 (1)
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 9,400,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,400,000 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.2%
14	Type of Reporting Person CO

(1) Does not include shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”) of New Frontier Health Corporation (the “Issuer”). The Issuer’s principal executive office is located at 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

Item 2. Identity and Background.

This Statement is being filed jointly by (i) Fosun Industrial Co., Limited, (“Fosun Industrial”) and (ii) Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (Fosun Pharma”). Fosun Industrial and Fosun Pharma are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 99.1.

Fosun Industrial is a company incorporated under the laws of Hong Kong. Fosun Industrial is principally engaged in foreign investment, sale and consultancy service of Chinese and western medicine, diagnostic reagent, medical device products and relevant import and export business. The address of its principal business office is Level 54, Hopewell Centre, 183 Queen's Road East, Hong Kong.

Fosun Industrial is a wholly owned subsidiary of Fosun Pharma. Fosun Pharma is a corporation organized under the laws of People’s Republic of China and listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange with its principal business address at No. 1289 Yishan Road (Building A, Fosun Technology Park), Shanghai 200233, People’s Republic of China. Fosun Pharma’s business covers all key sectors of healthcare industry chain, including pharmaceutical manufacturing and R&D, healthcare services, medical devices and medical diagnosis, as well as pharmaceutical distribution and retail, with pharmaceutical manufacturing and R&D as the core, and healthcare services as the development focus. Fosun Pharma is a subsidiary of, and is beneficially held approximately 38.1% by, Shanghai Fosun High Technology (Group) Co. Ltd. (“Fosun High Technology”).

Fosun High Technology, a wholly-owned subsidiary of Fosun International Limited (“Fosun International”), performs its parent company’s business operation (as mentioned above) in Mainland China.

Fosun International is a technology-driven consumer group which operates three business lines in Health, Happiness and Wealth, and is principally engaged in creating world-class products and services for families around the world. Fosun International is a Hong Kong company, the ordinary shares of which are listed on the main board of The Stock Exchange of Hong Kong Limited. Fosun International is a subsidiary of, and is beneficially held approximately 70.8% by Fosun Holdings Limited (“Fosun Holdings”).

Fosun Holdings is an investment holding company. Fosun Holdings is a wholly-owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”).

Fosun International Holdings is an investment holding company. Fosun International Holdings is beneficially held approximately 85.29% by Guo Guangchang and 14.71% by Wang Qunbin. Guo Guangchang controls Fosun International Holdings and could therefore be deemed the beneficial owner of the Ordinary Shares held by Fosun Industrial.

During the last five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, (a) any executive officer or director of the Reporting Persons; (b) any person controlling the Reporting Persons; or (c) any executive officer or director of any corporation or other person ultimately in control of the Reporting Persons (the persons described in clauses (a), (b) and (c) are collectively referred to herein as the “Covered Persons”) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For information required by Instruction C to Schedule 13D with respect the Covered persons, reference is made to Exhibit 99.2 hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

On 30 July 2019, Fosun Industrial entered into a Transaction Agreement with the Issuer, NF Unicorn Acquisition L.P. (together with the Issuer, the “Buyers”), Healthy Harmony Holdings, L.P., Healthy Harmony GP, Inc., and other sellers named therein (“Other Sellers”), pursuant to which Fosun Industrial and Other Sellers agreed to sell 10 shares of Healthy Harmony GP, Inc. (the “GP Shares”) and 24,297,021 limited partnership interests in Healthy Harmony Holdings, L.P. (the “LP Interests”) to the Buyers at the price of US$50.4928 for each of Partnership Interests and each of GP Shares, respectively, of which Fosun Industrial agreed to sell 10,360,842 LP Interests (the “Sale Partnership Interests”) and 4.32 GP Shares (the “Sale Shares”) held by it to the Buyers at the price of US$50.4928 per Sale Partnership Interest and per Sale Share (the “Transaction”).

On 30 July 2019, Fosun Industrial and the Issuer entered into a Rollover Agreement, a copy of which is filed hereto as Exhibit 99.3 (the “Rollover Agreement”). Pursuant to the Rollover Agreement, Fosun Industrial agreed to subscribe for 9,400,000 Ordinary Shares (the “Subscription Shares”) to be issued by the Issuer, for the total consideration of US$94 million. In addition, Fosun Industrial agreed that the Issuer would deduct the consideration for the Subscription Shares from the aggregate consideration for the acquisition of Sale Partnership Interests and Sale Shares.

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The closing of the Transaction (the “Closing”) occurred on December 18, 2019. Pursuant to the Rollover Agreement, the purchase price for the Subscription Shares was deducted from the aggregate consideration for the acquisition of Sale Partnership Interests and Sale Shares.

Pursuant to the Rollover Agreement, the Issuer agreed not to adopt or maintain any shareholder rights plan, rights agreement or any “poison pill”, or take any other similar action that is reasonably expected to discourage, restrict or inhibit Industrial or any of its affiliates from acquiring or transferring Ordinary Shares, in each case, without the prior written consent of Fosun Industrial and unanimous approval of the Board.

References to and descriptions of the Transaction Agreement and the Rollover Agreement herein are qualified in their entirety by reference to the Transaction Agreement and the Rollover Agreement filed as Exhibits 99.3 and 99.4, respectively, to this Statement and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information in Item 3 is incorporated herein by reference.

Fosun Director Nomination Agreement

On December 18, 2019, Fosun Industrial entered into a Director Nomination Agreement (the “Fosun Director Nomination Agreement”) with the Issuer and New Frontier Public Holding Ltd. (the “Sponsor”), pursuant to which Fosun Industrial has a right to nominate for election Mr. Qiyu Chen to the Issuer’s board of directors (the “Board”) as a director and co-chairman at the Closing. As announced by the Issuer on December 19, 2019, Mr. Qiyu Chen was appointed to the Board as a director and Co-Chairman at the Closing.

In addition, under the Fosun Director Nomination Agreement, after the Closing, Fosun Industrial will be entitled to nominate (i) three nominees (including one nominee for independent director) to the Board for so long as it beneficially owns at least 22.5% of the total number of the Ordinary Shares then issued and outstanding, (ii) two nominees to the Board for so long as it beneficially owns at least 10.8%, but less than 22.5% of the total number of the Ordinary Shares then issued and outstanding, or (iii) one nominee to the Board for so long as it beneficially owns at least 3.33%, but less than 10.8% of the total number of the Ordinary Shares then issued and outstanding; provided that, in each case of  (i) to (iii), if Mr. Qiyu Chen is nominated by Fosun Industrial to the Board, then Mr. Qiyu Chen shall serve as a co-chairman of the Board.

Further, pursuant to the Fosun Director Nomination Agreement, for so long as Fosun Industrial beneficially owns at least 3.33% of the total number of the Ordinary Shares then issued and outstanding, the Sponsor shall vote all of the Ordinary Shares owned or controlled by it or over which it has voting power or otherwise has the right to direct the voting, to elect each and every director nominee of Fosun Industrial as a director to the Board and shall not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take similar action, and for so long as the Sponsor beneficially owns at least 3.33% of the total number of Ordinary Shares then issued and outstanding, Fosun Industrial shall vote all of the Ordinary Shares owned or controlled by it or over which it has voting power, to elect each and every nominee of the Sponsor as a director to the Board and shall not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take similar action. The foregoing voting undertakings will terminate upon delivery of a written notice from Fosun to the Issuer and the Sponsor at any time after the second anniversary of the closing of the Transaction.

Pursuant to the Fosun Director Nomination Agreement, Fosun Industrial has the right to appoint one non-voting observer to the Board.

Except as noted above with respect to the voting undertakings, the Fosun Director Nomination Agreement will terminate upon the earlier to occur of  (i) Fosun Industrial ceasing to beneficially own at least 3.33% of the total number of Ordinary Shares then issued and outstanding and (ii) Fosun Pharma ceasing to beneficially own a majority of the issued and outstanding securities in Fosun Industrial.

References to and descriptions of the Fosun Director Nomination Agreement are qualified in their entirety by reference to the Fosun Director Nomination Agreement filed as Exhibit 99.5 to this Statement, which is incorporated in its entirety by reference in this Item 4.

Plans or Proposals

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The Reporting Persons subscribed for the Ordinary Shares from the Issuer primarily for long-term investment purposes and intend to review their investment in the Issuer on a continuing basis. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Ordinary Shares at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Ordinary Shares, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. The Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Ordinary Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares of Ordinary Shares or dispose of all shares of Ordinary Shares beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) The information relating to the beneficial ownership of the Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 131,356,980 ordinary shares issued and outstanding as of December 24, 2019, as reported in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on December 26, 2019 (the “Form 20-F”).

Vivo Director Nomination Agreement

At the Closing, the Issuer entered into a Director Nomination Agreement (the “Vivo Director Nomination Agreement”) with Vivo Capital Fund IX (Cayman), L.P. (“Vivo”), pursuant to which, after the Closing, Vivo will be entitled to nominate (i) two nominees (including at least one nominee for independent director) to the Board for so long as it beneficially owns at least 6.66% of the total number of the Ordinary Shares then issued and outstanding or (ii) one nominee to serve as an independent director on the Board for so long as it beneficially owns at least 3.33%, but less than 6.66% of the total number of the Ordinary Shares then issued and outstanding. Further, under the Vivo Director Nomination Agreement, for so long as Vivo beneficially owns at least 3.33% of the total number of the Ordinary Shares then issued and outstanding, the Sponsor shall vote all of the Ordinary Shares owned or controlled by it or over which it has voting power or otherwise has the right to direct the voting, to elect each and every director nominee of Vivo as a director to the Board and shall not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take similar action, and for so long as the Sponsor beneficially own at least 3.33% of the total number of the Ordinary Shares then issued and outstanding, Vivo shall vote all of the Ordinary Shares owned or controlled by it or over which it has voting power, to elect each and every nominee of the Sponsor as a director to the Board and any other director nominee voted in favor of by the Sponsor and shall not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take similar action.

The Vivo Director Nomination Agreement will terminate upon Vivo ceasing to beneficially own at least 3.33% of the total number of Ordinary Shares then issued and outstanding.

The forgoing references to and descriptions of the Vivo Director Nomination Agreement herein are qualified in their entirety by reference to full text of such agreement, which is filed as Exhibit 99.6 hereto and incorporated herein by reference.

Irrevocable Proxies

On December 17, 2019, the Sponsor entered into Irrevocable Proxies with each of Landport Ventures Limited, Cheung and Sons Holdings Limited, Cyberatlas Fund L.P., Pride Zone Development Limited, Junson Development International Limited, Junson Stable Growth Master Fund Limited, Rainbow Glory Global Limited, Advance Data Services Limited, Carnival Investments Limited, Extra-Fund Investment Limited, Max Rising International Limited, Mr. Michael Tong Hing Yuen, Hansom Group Limited, Newleaf Pacific Limited, Ozone Hope Limited, Finearth Properties Limited, LY Holding Co., Limited, Ample Cove Limited, New Ever Investment Limited, BosValen Master Fund, Yunqi China Special Investment A, Yunqi Path Capital Master Fund, Domenick Limited, Arrow Asia Investment Limited, MHJ Company Limited, YFS International Company Limited, The MM & BB Limited, Golden Majestic Investments Limited, Davington Company Limited, Times Capital Asset Holdings Limited, Dragon Mark Group Limited, Crystal Sunrise Investment Group Ltd., Ultimate Sources Ltd. and Kaitai Pan (collectively, the “Irrevocable Proxy Shareholders”). Pursuant to the Irrevocable Proxies, each Irrevocable Proxy Shareholder granted an irrevocable proxy to the Sponsor to exercise all voting rights attaching to any Ordinary Shares held by such shareholders at all shareholder meetings of the Issuer.

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Pursuant to the Irrevocable Proxies, the Irrevocable Proxy Shareholders have the right to transfer the Ordinary Shares held by them, and such transferred Ordinary Shares will continue to be subject to the Irrevocable Proxies only if the transferee is an affiliate of the transferring shareholder. The Irrevocable Proxies became effective upon the closing of the Transation and will terminate upon the Sponsor ceasing to hold any shares in the Issuer.

To the knowledge of the Reporting Persons, as of the date of the filing of this Statement, the Irrevocable Proxy Shareholders beneficially owned approximately 22,779,125 Ordinary Shares, which represents approximately 17.3% of the Issuer’s total issued and outstanding shares.

The forgoing references to and descriptions of the Irrevocable Proxies herein are qualified in their entirety by reference to a form of Irrevocable Proxy filed as Exhibits 99.7 to this Statement and incorporated herein by reference.

Director Support Letter Agreements

On December 17, 2019, the Sponsor entered into the Director Support Letter Agreements with each of NF SPAC Holding Limited, Nice Class Holdings Limited, Brave Peak Limited, Expert Circle Limited and Sun Hing Associate Investments Limited (collectively, the “Letter Agreement Shareholders”), pursuant to which the Letter Agreement Shareholders agreed to, at any shareholder meeting of the Issuer, (a) vote all of the Ordinary Shares directly or indirectly owned or controlled by such shareholder or its affiliates or over which such shareholder or any of its affiliates has voting power, through voting proxies given by any other shareholder of the Issuer or otherwise, to elect each and every nominee nominated by the Sponsor or whom is voted in favor of by the Sponsor to serve as a director of the Issuer, and (b) not initiate, solicit or support any proxy process or contest to voting against, remove or replace any such nominee or take any similar action. To the knowledge of the Reporting Persons, as of the date of the filing of Statement, the Letter Agreement Shareholders beneficially owned approximately 17,325,000 Ordinary Shares, which represent approximately 13.2% of the Issuer’s total issued and outstanding Ordinary Shares.

The Director Support Letter Agreements will terminate upon the earlier of (a) the mutual consent of the Sponsor and the relevant shareholder, (b) the date on which the relevant shareholder and its affiliates cease to hold any Ordinary Shares and (c) the date on which Mr. Antony Leung ceases to serve as the chairman of New Frontier Group Limited and Mr. Carl Wu ceases to serve as the chief executive officer of New Frontier Group Limited.

The forgoing references to and descriptions of the Director Support Letter Agreements herein are qualified in their entirety by reference to the form of Director Support Letter Agreement filed as Exhibits 99.8 to this Statement and incorporated herein by reference.

Group Interest

As a result of the execution of the Fosun Director Nomination Agreement, Vivo Director Nomination Agreement, Irrevocable Proxies, and Director Support Letter Agreements, each Reporting Person may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act with the Sponsor, Vivo, Irrevocable Proxy Shareholders, and Letter Agreement Shareholders with respect to the election of directors of the Issuer as described in Item 4 and Item 5 of this Statement. As a result, the group is deemed to have acquired beneficial ownership of all the Ordinary Shares beneficially owned by any member of the “group”. Thus, the group may be deemed to beneficially own in the aggregate 81,246,625 Ordinary shares, which represents beneficial ownership of approximately 55.5% of the total outstanding Ordinary Shares. Due to the relationships described in this Statement, the Reporting Persons may be deemed to beneficially own all of the Ordinary Shares beneficially owned by the group.

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(c) Except as described in this Statement, to the best knowledge of the Reporting Persons, no transactions in any of the Shares have been effected by the Reporting Persons or the Covered Persons during the past sixty days.

(d) Other than the Reporting Persons, no person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the Transaction Agreement, the Rollover Agreement and Fosun Director Nomination Agreement under Item 3 and Item 4 are incorporated herein by reference. The summary of certain provisions of such agreements in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 99.3, 99.4 and 99.5, respectively, hereto and are incorporated herein by reference.

To the best of the knowledge of the Reporting Persons, except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, or the giving or withholding of proxies, between any of the Reporting Persons, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, between each Reporting Person, dated December 30, 2019 by and among the Reporting Persons
99.2	Information with Respect to the Covered Persons Required by Instruction C to Schedule 13D
99.3	Transaction Agreement, dated July 30, 2019, by and among New Frontier Corporation, NF Unicorn Acquisition L.P., Healthy Harmony Holdings, L.P., Healthy Harmony GP, Inc. and the Sellers named therein (incorporated by reference to Annex A to the Issuer’s definitive proxy statement filed with the SEC on November 29, 2019)
99.4	Rollover Agreement, dated July 30, 2019, by and between Fosun Industrial and the Issuer
99.5	Director Nomination Agreement, dated December 18, 2019, by and among Fosun Industrial, the Issuer and the Sponsor
99.6	Vivo Director Nomination Agreement, dated as of December 17, 2019, by and among the Company, New Frontier Public Holding Ltd. and Vivo Capital Fund IX (Cayman), L.P. (incorporated by reference to Exhibit 4.12 to the Form 20-F).
99.7	Form of Irrevocable Proxy (incorporated by reference Annex R to the Issuer’s definitive proxy statement filed with the SEC on November 29, 2019)
99.8	Form of Director Support Letter Agreement (incorporated by reference to Annex T to the Issuer’s definitive proxy statement filed with the SEC on November 29, 2019)

* * * * *

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 30, 2019

Fosun Industrial Co., Limited

By:	/s/ Chen Qiyu
Name: Chen Qiyu
Title: Director

Shanghai Fosun Pharmaceutical (Group) Co., Ltd.

By:	/s/ Chen Qiyu
Name: Chen Qiyu
Title: Director

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